Exhibit 12




                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges

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                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31,
                                  1995       1994      1993      1992      1991      1990
Earnings Before Income Taxes
  And Fixed Charges:

  Income before income taxes    $124,100   $322,600  $362,600  $304,800  $ 97,600  $235,900

  Deduct/add equity in
    undistributed (earnings)
    losses of fifty-percent-
    or-less-owned companies       (3,800)   108,030   (13,800)  (13,190)   38,090    10,540

  Add interest on indebtedness,
    net                           28,440    103,800   104,080   100,490   124,950   125,770

  Add amortization of debt
    expense                          550      2,220     2,650     2,710     1,630     1,420

  Add one-third of rentals         3,200     11,180    10,970    10,800    12,530     9,610

  Earnings before income
    taxes and fixed charges     $152,490   $547,830  $466,500  $405,610  $274,800  $383,240


Fixed charges:

  Interest on indebtedness      $ 29,400   $107,510  $105,420  $113,670  $128,450  $125,770

  Amortization of debt expense       550      2,220     2,650     2,710     1,630     1,420

  One-third of rentals             3,200     11,180    10,970    10,800    12,530     9,610

                                $ 33,150   $120,910  $119,040  $127,180  $142,610  $136,800

Ratio of earnings to fixed
  charges                            4.6        4.5       3.9       3.2       1.9       2.8

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